SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 28)1

PIZZA INN, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of class of securities)

725848 10 5

(CUSIP Number)

Mark E. Schwarz
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474

(Name, address and telephone number of person
authorized to receive notices and communications)

August 5, 2013

(Date of event which requires filing of this statement)

If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 22 Pages)

1            The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,729,773
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,729,773
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,729,773
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,729,773
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATIOIN NOS. OF ABOVE PERSONS (ENTITIES ONLY) Newcastle Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,729,773
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,729,773
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NCM Services Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,729,773
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,729,773
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Schwarz 2012 Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,729,773
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,729,773
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,905,464
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,905,464
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton J. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 231,641
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 231,641
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hallmark Financial Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,030,629
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,030,629
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Hallmark Insurance Company of Texas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 906,512
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 906,512
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hallmark Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,117
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 124,117
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hallmark Specialty Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,117
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 124,117
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON* IC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 725848 10 5

The following statement constitutes Amendment No. 28 to the Schedule 13D filed by the undersigned (the "Statement").  Except as specifically amended by this Amendment No. 28, the Statement remains in full force and effect.

Item 2.   Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), NCM Services Inc., a Delaware corporation (“NCMS”), the Schwarz 2012 Family Trust, a trust organized under the laws of the State of Texas (the “Schwarz Trust”), Mark E. Schwarz (“Schwarz”), Clinton J. Coleman (“Coleman”), Hallmark Financial Services, Inc., a Nevada corporation (“Hallmark”), American Hallmark Insurance Company of Texas, a Texas corporation (“AHIC”), Hallmark Insurance Company, an Arizona corporation (“HIC”) and Hallmark Specialty Insurance Company, an Oklahoma corporation (“HSIC”) (NP, NCM, NCG, NCMS, the Schwarz Trust, Schwarz, Coleman, Hallmark, AHIC, HIC and HSIC collectively referred to as the “Reporting Persons”). Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, NCMS, as the sole member of NCG, the Schwarz Trust, as the sole stockholder of NCMS, and Mark E. Schwarz, as the sole trustee of the Schwarz Trust, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP. In addition, because AHIC, HIC and HSIC are wholly-owned direct or indirect subsidiaries of Hallmark, Hallmark may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all shares of Common Stock of the Company held by AHIC, HIC and HSIC.  In addition, AHIC may be deemed to be the beneficial owner of all the shares of Common Stock of the Company held by HSIC, AHIC’s direct subsidiary. As of August 5, 2013, all outstanding membership interests in NCG (previously held by the Schwarz Trust) were contributed to NCMS. The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the directors and executive officers of each of Hallmark, HSIC, HIC and AHIC, as of the date hereof.  Set forth on Schedule B annexed hereto is the corresponding information with respect to the directors and officers of NCMS.

Mark E. Schwarz is the President and CEO of NCM and the sole trustee of the Schwarz Trust. Clinton J. Coleman is a Managing Director and investment professional of NCM. The principal business of NP is investing in securities. The principal business of NCM is investment management. The principal business of NCG is acting as general partner of NCM.  The principal business of NCMS is providing management and advisory services and investing in securities. The principal business address for each of Schwarz, Coleman, the Schwarz Trust, NCMS, NCG, NCM and NP is 200 Crescent Court, Suite 1400, Dallas, Texas 75201. The principal business of Hallmark, HSIC, HIC and AHIC is marketing, distributing, underwriting, and servicing of property and casualty insurance products for businesses and individuals in the United States. The principal business address of Hallmark, HSIC, HIC and AHIC is 777 Main Street, Suite 1000, Fort Worth, TX 76102.

Item 2(d) During the last five years, none of the Reporting Persons nor the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 725848 10 5

Item 2(e) During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f) Schwarz and Coleman are citizens of the United States.

Item 3.   Source and Amount of Funds

Item 3 is hereby amended and restated in its entirety as follows:

As of the filing date of this Statement, NP had invested $4,446,101 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of NP.  None of NCM, NCG, NCMS or the Schwarz Trust directly owns any shares of Common Stock.

As of the filing date of this Statement, Mr. Schwarz had invested $190,079 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Schwarz.  Mr. Schwarz also directly owns options exercisable within 60 days from the date hereof into 95,000 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

             As of the filing date of this Statement, Mr. Coleman had invested $174,178 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the personal funds of Mr. Coleman.  Mr. Coleman also directly owns options exercisable within 60 days from the date hereof into 151,506 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

As of the filing date of this Statement, (a) AHIC had invested $1,117,322 (inclusive of brokerage commissions) in shares of Common Stock (b) HIC had invested $250,716 (inclusive of brokerage commissions) in shares of Common Stock and (c) HSIC had invested $250,716 (inclusive of brokerage commissions) in shares of Common Stock.  The source of the foregoing funds was the working capital of each of AHIC, HIC and HSIC, respectively. Hallmark does not directly own any shares of Common Stock.

Item 5.   Interest in Securities of the Issuer

Items 5(a)-(b) are hereby amended in their entirety to read as follows:

      (a). The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 8,020,919  shares of Common Stock outstanding as of May 3, 2013 as reported in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on May 8, 2013.

As of the filing date of this Statement, NP directly owned 1,729,773 shares of Common Stock, representing approximately 21.6% of the issued and outstanding Common Stock.

NCM (as the general partner of NP), NCG (as the general partner of NCM), NCMS (as the sole member of NCG) and the Schwarz Trust (as the sole stockholder of NCMS) may each be deemed to beneficially own the 1,729,773 shares of Common Stock beneficially owned by NP, representing in total approximately 21.6% of the issued and outstanding Common Stock.

CUSIP No. 725848 10 5

Mark E. Schwarz, as the sole trustee of the Schwarz Trust, may also be deemed to beneficially own the 1,729,773 shares of Common Stock beneficially owned by NP.  In addition, as of the filing date of this Statement, Mr. Schwarz directly owned 80,691 shares of Common Stock and 95,000 shares of Common Stock underlying currently exercisable stock options. In total, Mr. Schwarz may be deemed to own shares representing approximately 23.5% of the issued and outstanding Common Stock.

As of the filing date of this Statement, Mr. Coleman directly owned 80,135 shares of Common Stock and 151,506 shares of Common Stock underlying currently exercisable stock options, representing in total approximately 2.8% of the issued and outstanding Common Stock.

As of the filing date of this Statement, (a) AHIC directly owned 782,395 shares of Common Stock and, as the parent company of HSIC, may be deemed beneficially own 124,117 additional shares of Common Stock held by HSIC, representing in the aggregate approximately 11.3% of the issued and outstanding Common Stock, (b) HIC directly owned 124,117 shares of Common Stock, representing approximately 1.5% of the issued and outstanding Common Stock and (c) HSIC directly owned 124,117 shares of Common Stock, representing approximately 1.5% of the issued and outstanding Common Stock. Hallmark, as the ultimate parent of AHIC, HIC and HSIC, may be deemed to beneficially own the 1,030,629 shares of Common Stock beneficially by AHIC, HIC and HSIC in the aggregate, representing approximately 12.8% of the issued and outstanding Common Stock.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

(b). By virtue of his position with NP, NCM, NCG, NCMS and as sole trustee of the Schwarz Trust, Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock owned by NP reported in this Statement.  Mr. Schwarz has the sole power to vote and to dispose of the shares of Common Stock he holds directly reported in this Statement.  Mr. Coleman has the sole power to vote and dispose of the shares of Common Stock he holds directly reported in this Statement.  Each of AHIC, HIC and HSIC has the sole power to vote and dispose of the shares of Common Stock owned by such entities.

Item 7.   Materials to be Filed as Exhibits.

99.1
Joint Filing Agreement dated as of August 23, 2013 by and among Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P., NCM Services Inc., the Schwarz 2012 Family Trust, Mark E. Schwarz, Clinton J. Coleman, Hallmark Financial Services, Inc., American Hallmark Insurance Company of Texas, Hallmark Insurance Company and Hallmark Specialty Insurance Company.

CUSIP No. 725848 10 5

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2013	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P., its
general partner
By: Newcastle Capital Group, L.L.C., its
general partner

By: NCM Services Inc., its sole member

/s/ Mark E. Schwarz
Mark E. Schwarz, Chief Executive Officer

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C., its
general partner

By: NCM Services Inc., its sole member

/s/ Mark E. Schwarz
Mark E. Schwarz, Chief Executive Officer

NEWCASTLE CAPITAL GROUP, L.L.C.

By: NCM Services Inc., its sole member

/s/ Mark E. Schwarz
Mark E. Schwarz, Chief Executive Officer

NCM SERVICES INC.

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Chief Executive Officer

SCHWARZ 2012 FAMILY TRUST

By: /s/ Mark E. Schwarz
Mark E. Schwarz, Trustee

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ Clinton J. Coleman
CLINTON J. COLEMAN

CUSIP No. 725848 10 5

HALLMARK FINANCIAL SERVICES, INC.

By: /s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Chairman

AMERICAN HALLMARK INSURANCE COMPANY OF TEXAS

By: /s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Director

HALLMARK INSURANCE COMPANY

By: /s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Director

HALLMARK SPECIALTY INSURANCE COMPANY

By: /s/ Mark E. Schwarz
Name: Mark E. Schwarz
Title: Director

CUSIP No. 725848 10 5

Schedule A

Directors and Executive Officers of Hallmark Financial Services, Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director & Executive Chairman	Insurance Company Executive (Hallmark Financial Services) and CEO, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Scott T. Berlin, Director	Managing Director, Brown Gibbons Lang & Company, LLC, an investment banking firm serving middle market companies	Brown Gibbons Lang & Company, LLC 1111 Superior Ave., Ste. 900 Cleveland, OH 44114
James H. Graves, Director	Partner, Erwin, Graves & Associates, L.P., a management consulting firm	Erwin, Graves & Associates, L.P. 8201 Preston Rd, Suite 200 Dallas, TX 75225
Jim W. Henderson. Director	Chief Executive Officer, Assured Partners, Inc., an insurance brokerage firm	Assured Partners 200 Colonial Center Parkway, Suite 150 Lake Mary, FL 32746
Mark J. Morrison, President & CEO	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Senior Vice President and Chief Accounting Officer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Executive Vice President and Chief Operating Officer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Cecil Wise, Secretary	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP No. 725848 10 5

Directors and Executive Officers of American Hallmark Insurance Company of Texas

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director	Insurance Company Executive (Hallmark Financial Services) and CEO, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Mark J. Morrison, Director and Executive Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Director, CFO and Treasurer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Director and President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Cecil Wise, Director and Secretary	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Christopher J. Kenney, Director and Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Gregory P. Birdsall, Director	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP No. 725848 10 5

Directors and Executive Officers of Hallmark Insurance Company

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director	Insurance Company Executive (Hallmark Financial Services) and CEO, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Mark J. Morrison, Director and Executive Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Director, CFO and Treasurer	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Director and President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Cecil Wise, Director and Secretary	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Christopher J. Kenney, Director and Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Gregory P. Birdsall, Director	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Christopher Jones, Vice President	Insurance Company Executive	Aerospace Insurance Managers 15280 Addison Road, #250 Addison, TX 75001
Brian A. Smith, Vice President	Insurance Company Executive	Aerospace Insurance Managers 15280 Addison Road, #250 Addison, TX 75001

CUSIP No. 725848 10 5
Directors and Executive Officers of Hallmark Specialty Insurance Company

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director	Insurance Company Executive (Hallmark Financial Services) and CEO, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201
Mark J. Morrison, Director and Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Donald E. Meyer, Director and President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Jeffrey R. Passmore, Director and CFO	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Kevin T. Kasitz, Director and Vice President	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Cecil Wise, Secretary	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102
Marcelo Borrego, Treasurer	Insurance Company Executive	Hallmark Specialty Underwriters, Inc. 7550 W IH10, Suite 1400 San Antonio, TX 78229
Christopher J. Kenney, Vice Preisdent	Insurance Company Executive	Hallmark Financial Services, Inc. 777 Main St., Ste. 1000 Ft. Worth, TX 76102

CUSIP No. 725848 10 5
Schedule B

Directors and Executive Officers of NCM Services Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director and Chief Executive Officer	Insurance Company Executive (Hallmark Financial Services) and CEO, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201
Robert Bennett, Director	CEO, First Lexington Corporation, a boutique private equity firm	14275 Midway Road Suite 140 Addison, Texas 75001-3651
Ramon Phillips, Director	Retired executive	c/o NCM Services Inc. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201
John Murray, Chief Financial Officer	CFO, Newcastle Capital Management, L.P., a private investment management firm	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201